June 21, 2010

Linda Cvrkel, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Odyssey Pictures Corporation Form 10-K for the year ended June 30, 2009 Filed October 30, 2009 Form 10-Q for the year ended December 31, 2009 Filed February 12, 2010 File No. 000-18954

Dear Ms. Cvrkel:

Set out below are the responses by Odyssey Pictures Corporation to the Comments in your letter of  June 10, 2010.    The responses correspond to comment numbers in your letter.

After you have had an opportunity to review these responses, please get back to us with any further comment or suggestions.  We believe that your comments have been helpful in improving the disclosures in our filings.

1.           We will  disclose in the notes to financial statements in future filings information previously provided in our response to comment 3 along with the interest rate on the “Senior Secured Bond” due in 2000 which carried an interest rate of 6% per annum.

2.           The value of shares received were recorded in the fiscal year in which they were physically returned to the Company’s transfer agent.  The return date was March 4, 2009.   The certificate earlier submitted by Plaintiff’s counsel to  Defendant’s counsel contained errors in execution of the stock power and other items which were in a form not acceptable to the Company’s transfer agent for transfer. The resolution between the parties created uncertainties and resulted in the delay in providing a certificate in a transferable form.  We will indicate in notes to financial statements in future filings the terms of the settlement agreement made and if applicable how any shares returned to the company were valued.

3.           All contract payments are received in cash monthly,  generally by the 20th of each month.  Deferred revenues were the result of cash payments to the Company in excess of the $100,000 monthly contract payments.    Such prepayments in the amounts listed as deferred revenues were made in response to the Company’s request for advance payments against work to be performed over and above the designated contract work.  Such additional work was not initiated or billed by the Company during the reported periods and such amounts will be recognized as billed to the customer.

4.           The two ongoing cases were referred to in comment 11 of our prior response.   Other than the loss contingency amount booked which is subject to the outcome of the pending matters, a further estimate of the possible loss or range of loss cannot be made or defined as of the date of the disclosure.   This disclosure will be made in future filings until this litigation is resolved.  There are no other known contingencies which require estimate or disclosure.

5.           We will revise our disclosure in the MD&A in future filings to include the disclosure provided in prior response 19  of the reasons for the increase in costs in light of reduced revenues for the reported period.

6.           We will include discussions in future filings as to the company’s conclusion the controls were ineffective.  We will include methods and procedures that will be implemented to remediate deficiencies and will describe changes to controls from remediation efforts during the reported period.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure the subject filing and

That Staff Comments or changes to disclosures in response comments do not foreclose the Commission from taking any action with respect to the filing and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the following with regard to these responses any or any related matters.

Very truly,

/s/ John W. Foster

John W. Foster
President and CEO